[Smithtown Bay, LLC Letterhead]



November 20, 1998



Anne Julie Ruvane
Vice President & Senior Counsel
Merrill Lynch
222 Broadway
14th Floor
New York, New York  10038

Re:      ML Media Partners LP

            Smithtown Bay, LLC

Dear A.J.:

At your request, I am writing to clarify the question I raised in our telephone conversation today. As you know, Smithtown Bay, LLC has executed several agreements with ML Media Partners LP ("Partnership") which contain limitations on the maximum percentage of the outstanding units of the Partnership it may acquire. Smithtown Bay, LLC is requesting that the Partnership waive any restrictions contained in the agreements that would otherwise limit its ownership to not more than 5% of the outstanding units. As we discussed, it is our intention to initiate a registered tender offer for not more than an additional 5% of the outstanding units of the Partnership.

Based on our conversation, it is my understanding that the Partnership will waive the 5% limitations in the agreements, thereby allowing us to commence the registered offer. Further, it is my understanding that the Partnership reserves the right to close transfers at 5% of the outstanding units during any calendar year. It would be helpful to me if you could confirm in writing that my understanding is correct. Thank you again for your assistance. I can be reached at 612-476-7236 if you have any questions.

Kindest regards,

/s/Tom
Thomas A. Schmidt

cc:  Peter Pancione, Esq.